UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

NITTETSU SUMIKIN TEKKUSUENJI KABUSHIKI KAISHA

(Name of Subject Company)

NIPPON STEEL & SUMIKIN TEXENG. CO., LTD.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

NIPPON STEEL & SUMITOMO METAL CORPORATION

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Nobuya Kanbe

Senior Manager

General Administration Department

General Administration Division

Nippon Steel & Sumitomo Metal Corporation

6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan

Tel: +81-3-6867-2513

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.     Home Jurisdiction Documents

(a)	The following document is attached as an exhibit to this Form:

Exhibit number	Description

1	English translation of the joint press release regarding Nippon Steel & Sumitomo Metal Corporation making NIPPON STEEL & SUMIKIN TEXENG. Co., Ltd. its wholly-owned subsidiary through a share exchange dated as of April 28, 2015

2	English translation of the press release by Nippon Steel & Sumitomo Metal Corporation concerning the change in the number of shares in a unit of its shares, share consolidation, and a partial amendment to its Articles of Incorporation dated as of April 28, 2015

(b)	Not applicable.

Item 2.     Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the press releases included as Exhibit 1 and Exhibit 2.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Nippon Steel & Sumitomo Metal Corporation is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIPPON STEEL & SUMITOMO METAL CORPORATION

By:	/s/ Masato Matsuno
	Name:	Masato Matsuno
	Title:	Managing Executive Officer Head of Division, General Administration Division

Date:	April 28, 2015